August 9, 2019

Akhil Johri
Executive Vice President & Chief Financial Officer
United Technologies Corporation
10 Farm Springs Road
Farmington, CT 06032

       Re: United Technologies Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 7, 2019
           File No. 001-00812
           Form 8-K
           Filed July 23, 2019
           File No. 001-00812

Dear Mr. Johri:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Notes to Financial Statements
Note 18: Contingent Liabilities, page 82

1. Please disclose the range of reasonable possible losses in excess of your asbestos-related accrual as required by ASC 450-20-50-3 and 50-4.
Form 8-K filed July 23, 2019
Exhibit 99, page 2

2. You disclose the non-GAAP measure "adjusted operating profit" for each of your segments along with a consolidated total. However, it appears that within the presentation
 Akhil Johri
United Technologies Corporation
August 9, 2019
Page 2
         there is not a reconciliation to the most directly-comparable GAAP measure but instead a narrative on how the measure was derived. Please reconcile adjusted operating profit to the most directly-comparable GAAP measure pursuant to Item 10(e)(1)(i)(B) of
         Regulation S-K and tell us the comparable GAAP measure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you
have any questions.



FirstName LastNameAkhil Johri                                Sincerely,
Comapany NameUnited Technologies Corporation
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